Exhibit 3.12

MTY FOOD GROUP INC.
8150 route Transcanadienne, Suite 200
St-Laurent, Quebec, H4S 1M5

NEWS RELEASE

MTY REPORTS RESULTS FOR THE FOURTH QUARTER OF ITS 2017 FISCAL PERIOD

Montreal, Thursday, February 15, 2018 - MTY Food Group Inc. (“MTY” or the “Company”) (TSX: MTY), franchisor and operator of multiple concepts of restaurants, reports today the results of its operations for the fourth quarter of its 2017 fiscal year.

Highlights of the fourth quarter and of the 2017 fiscal year:

ACQUISITIONS

On September 29, 2017, the Company announced it had completed through its 100% owned subsidiary MTY Tiki Ming Entreprises Inc., the acquisition of the assets of Dagwoods Sandwiches and Salads. The total purchase price was $3.0 million of which $2.6 million was settled in cash. At closing, Dagwoods operated 22 stores in Canada.

On June 16, 2017, the Company announced it had completed through its 80% controlling interest in a subsidiary the acquisition of the assets of Houston Avenue Bar & Grill (“Houston”) and Industria Pizzeria + Bar (“Industria”). The Company’s share of the purchase consideration was $16.8 million of which $12.8 million was settled in cash. At closing nine Houston and three Industria were in operation. All locations are located in Canada.

On June 9, 2017, the Company announced it had completed the acquisition of the assets of The Works Gourmet Burger Bistro. The purchase price was $8.2 million of which $7.1 million was settled in cash. At closing, there were 27 locations in operation, all of them located in Canada.

On May 8, 2017, the Company announced that it had completed the acquisition of the assets of Steak Frites St-Paul and Giorgio Ristorante for an amount of $0.4 million, of which $0.3 million was paid from cash on hand. At closing, 6 Giorgio Ristorante and 9 Steak Frites were in operation. All locations are located in Canada.

On December 9, 2016, the Company announced that it had completed through its 60% controlling interest in a subsidiary the acquisition of the assets of La Diperie. The Company’s share of the purchase consideration amounted to $0.9 million, satisfied by the payment of $0.8 million cash. At closing, La Diperie operated 5 stores in Canada.

NETWORK SALES

  For the year, system sales increased 55% to $2.3 billion, compared to $1.5 billion last year. The acquisitions realized in the second half of 2016 and during 2017 accounted for nearly all of the increase.

  The system sales for the fourth quarter grew by 2% in comparison to the same period last year to reach $544.2 million. The increase is mainly due to the positive same store sales growth and the acquisitions realized during 2017, the impact of which was partially offset by the unfavorable variation of $6.7 million in foreign exchange rates.

  Same store sales for the quarter grew by 1.2% over the same period last year. Same store sales for Canadian locations increased by 2.2%, while U.S. locations decreased by 0.1%. For Canadian locations, the past seven months same store sales have been positive.

  In the United States, the network’s two largest markets, the states of California and Florida were both positive during the quarter, while some of our smaller markets have been facing challenges and the impact of hurricanes Harvey and Irma.

  For the twelve-month period, same store sales have declined 0.2%. Excluding the impact of the leap year in 2016, the same store sales growth for 2017 would have been 0.0%.

  At the end of the fiscal year, MTY’s network had 5,469 locations in operations, of which 67 were corporate and 5,402 were franchised. The geographical split of MTY’s locations remained steady with 47% in the United States, 44% in Canada and 9% abroad.

  During the quarter, 264 locations had to temporarily close because of hurricanes Harvey and Irma, 4 of which remain closed at the date of this press release; together, they were closed for a cumulative 1,764 days in the fourth quarter, and a total of 1,870 days during the year.

EBITDA AND NET INCOME

  EBITDA for the fourth quarter was $27.2 million, a growth of 18% when compared to the same period last year. Approximately 43% of the growth in EBITDA came from US and International operations despite suffering from the adverse impact of foreign exchange variations.

  For the year, EBITDA increased 42% to reach $93.7 million ($55.3 million in Canada and $38.4 million in the US).

  Net income attributable to owners for the quarter increased by $3.9 million, to $19.4 million or $0.91 per share ($0.91 per diluted share) when compared to $15.5 million or $0.75 per share ($0.75 per diluted share) for the same period last year. The increase is mainly due to a non-recurring $1.9 million gain from the early termination of a contract and the cumulative adjustment of $3.4 million made to gift card revenues.

LIQUIDITY AND CAPITAL RESOURCES

  At the end of the quarter, the Company had $56.5 million of cash on hand, and a long-term debt of $227.2 million in the form of holdbacks on acquisition and bank facilities. Factoring in the $11.5 million of holdbacks payable had been presented as income taxes payable, total net debt is currently $182.2 million

  Excluding the variation in non-cash working capital items, income taxes and interest paid, operations generated $97.3 million in cash flows, compared to $64.5 million in 2016, which represents an increase of 51% compared to the same period last year.

(in thousands of $, except per share information)

	Three-month period ended			Twelve-month period ended
		November 30			November 30

	2017	2016	Variance	2017	2016	Variance

Revenues	69,733	67,707	3%	276,083	191,275	44%

Operating expenses	42,514	44,745	(5%)	182,357	125,434	45%

EBITDA	27,219	22,962	19	93,726	65,841	42%

Amortization and depreciation charges	3,962	5,801	(32%)	22,902	12,844	78%

Interest on long-term debt	2,470	2,794	(12%)	10,314	3,855	168%

Foreign exchange gain (loss)	(360)	1,405	n/a	2,004	3,198	(37%)

Other income and (charges), including interest	(1,295)	3,061	n/a	150	16,346	(99%)

Income before taxes	19,132	18,833	2%	62,664	68,686	(9%)

Net income attributable to shareholders	19,424	15,474	26%	49,507	54,421	(9%)

Basic and diluted EPS	$0.91	$0.75		$2.32	$2.73

Note: These are financial highlights only. Management's Discussion and Analysis, the consolidated financial statements and notes thereto for the year ended November 30, 2017 are available on the SEDAR website at www.sedar.com and on the Company’s website at www.mtygroup.com.

Certain information in this News Release may constitute "forward-looking" information that involves known and unknown risks, uncertainties, future expectations and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. When used in this News Release, this information may include words such as "anticipate", "estimate", "may", "will", "expect", "believe", "plan" and other terminology. This information reflects current expectations regarding future events and operating performance and speaks only as of the date of this News Release. Except as required by law, we assume no obligation to update or revise forward-looking information to reflect new events or circumstances. Additional information is available in the Company’s Management Discussion and Analysis, which can be found on SEDAR at www.sedar.com.

On Behalf of the Board of Directors of
MTY Food Group Inc.

_____________________________________

Stanley Ma, Chairman, President & CEO

For more information please contact Eric Lefebvre, Chief Financial Officer at 1-514-336-8885 or by email at ir@mtygroup.com, or visit our website: www.mtygroup.com or SEDAR’s website at www.sedar.com under the Company’s name.